Atos Origin
WORLDWIDE IT PARTNER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

08000649

January 22, 2008

SEC
Mail Processing
Section

JAN 31 2008

Washington, DC
102

Re: <u>Atos Origin – File Number 082-04323</u>

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since October 2007, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

Atos Origin S.A.

Les Miroirs C
18, avenue d'Alsace
92926 Paris La Défense - France

Tél. : +33 (0)1 55 91 20 00
Fax : +33 (0)1 55 91 20 05
www.atosorigin.com

Siège Social :
Les Miroirs C, 18, avenue d'Alsace
92400 Courbevoie - France

S.A. à Directoire et Conseil de Surveillance au capital de 67 624 976 euros - Siren : 323 623 603 RCS Nanterre
TVA intracommunautaire : FR 52 323 623 603

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

Please note that all these information and documentation are also available, in English translation, by electronic access to our shareholders on our web site (www.atosorigin.com/investors).

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.32.

Very truly yours,

Philippe GERMOND
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
None	

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Atos Origin's Software Development & Maintenance Centre achieves CMMI and IT Service CMM Level 3 (2 October 2007)
- Erasmus MC and Atos origin set up new Patient Date Warehouse for increased efficiency and reliability (8 October 2007)
- Atos origin and Dresdner Bank new partners for Application Management (8 October 2007)
- Atos origin wins 2007 Innovation Award for m-Payment Solution (9 October 2007)
- Atos Origin and NOC*NSF to create multimedia meeting place for Dutch athletes (10 October 2007)
- EDF chooses Atos Origin to deploy Power Generation Monitoring System and maintain it with Operational Readiness Support (11 October 2007)
- Caisse d'Epargne Group selects Atos origin to run its new electronic vault solution "Webcoffre" (16 October 2007)
- Atos Origin and Erasmus Medical Centre win the 2007 Computable Award for best healthcare IT project (15 October 2007)
- Atos Consulting study : Customers and Share Service Centres, only successful by joining forces (17 October 2007)
- Vipnet Croatia goes live with latest LHS' BSCS iX billing and customer care system implemented by Atos Origin (23 October 2007)

- Europe is compliant, but it is ready to compete as MIFID goes live on November 1st (24 October 2007)
- POWEO chooses Atos origin for Multichannel Customer Relationship Management Project (25 October 2007)
- Atos Origin showcases its latest innovations at Cartes 2007 Exhibition in Paris (8 November 2007)
- Atos Origin to support Capital Life & Pensions clients with infrastructure services (13 November 2007)
- Atos Origin to provide Technical Services for new Prepaid Card from French Bank LCL (13 November 2007)
- Peter 't Jong appointed CEO for Atos Origin in Germany and Central Europe (15 November 2007)
- Atos Origin 2007 third quarter revenue announcement (15 November 2007)
- Atos Origin wins 2007 Sesames Award for Innovative Secure IPTV Payment Solution (16 November 2007)
- Beijing 2008 Olympic Games : PC Factory Managed by Atos Origin becomes operational (19 November 2007)
- Camelot selects Atos Origin as SAP Partner (20 November 2007)
- "Transforming Risk into a Performance Driver for Trucking Companies" Atos Origin releases Groundbreaking Study with French Ministry of Ecology and Sustainable Development (28 November 2007)
- Venda selects Atos Origin Payment Solutions to support aggressive expansion plans across Europe (29 November 2007)
- New GNER website makes ticket buying easier for millions of rail passengers (30 November 2007)
- Insurer signs contracts with Atos Origin, Getronics PinkRoccade and KPN (3 December 2007)
- Atos Origin opens a new Offshore Center in Brazil (5 December 2007)
- Atos Origin and NYSE Euronext announce agreement in principle on AEMS joint venture (11 December 2007)
- Atos Origin and Engineering have signed definitive agreements whereby Engineery will acquire the operations of Atos Origin in Italy (11 December 2007)
- DCMS awards Atos Origin new IT contract (19 December 2007)
- Atos Origin pursues pension scheme redesign in its UK operations (24 December 2007)

<u>Appendix B</u>

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

Atos Origin's Software Development & Maintenance Centre achieves CMMI and IT Service CMM Level 3 – 02/10/07

Utrecht, 2 October 2007 - Atos Origin, an international IT services company, has achieved CMMI and IT Service CMM Level 3 for its Software Development & Maintenance Centre (SDMC). The combination of CMMI level 3 and IT Service CMM level 3 is rare in the Netherlands. The Software Development & Maintenance Centre allows Atos Origin to underline its special position in the field of software development and application maintenance, integrated into a single software factory.

CMMI and IT Service CMM are synonymous with a high level of predictability and manageability of quality, throughput times and costs. In addition, customers are assured that Atos Origin's services for software development, application integration and application management are carried out in a uniform and standardised way.

"This result comes from an extensive assessment that was made of the SDMC's projects, management contracts and organisation," says Johan den Biggelaar, general manager of DNV-CIBIT. "It is a result that underlines the fact that the software factory's operations are compliant with CMMI Level 3, meaning that Atos Origin can guarantee the reliability and uniformity of the services it provides." DNV-CIBIT observed the assessment and confirms its results.

Efficiency and cost benefits
The CMMI and IT Service CMM levels attained relate to the primary services provided by the Software Development & Maintenance Centre: from software development, application integration, application migration, testing and application management, through to both tailor-made software and standard packages. The integral services are offered in combination with a large number of techniques, including Java, Microsoft.NET, Oracle, Tibco, SAP and legacy systems. Applications that are developed for customers can be seamlessly included in the management system.

"The SDMC's services are offered in a single uniform, standardised way. By placing all contracts relating to software development, application integration, migration, testing and application management in a single organisation unit, a scale is achieved that offers the customers the desired efficiency and cost benefits," explains Rob Pols, CEO of Atos Origin in The Netherlands. "Obtaining CMMI and IT Service CMM level 3 is a major achievement. This result confirms the professionalism and expertise of the SDMC and its staff."

Atos Origin provides services via the Software Development & Maintenance Centre to customers operating both nationally and internationally in a range of market sectors such as finance, telecoms, manufacturing and retail. Over the last two years, the SDMC has generated growth in turnover of 40% and there are now more than 1,400 staff employed at the Software Development & Maintenance Centre in the Netherlands.

"Our SDMC has grown faster than the market average and increased our market share in software development and application management," concludes Rob Pols. "It proves that our customers value our professionalism and that is precisely what obtaining CMMI and IT Service CMM level 3 has shown once again. On a global scale Atos Origin has over 4,000 CMMI staff working in its centers and set a target – as part of its strategic 3o3 plan - that all software centers have reached at least CMMI3 by the end of 2009".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About DNV-CIBIT
DNV-CIBIT was founded in 1988. It is an independent and internationally respected consultancy and training agency. DNV-CIBIT is part of DNV, an independent Norwegian foundation. DNV has 7,500 specialists who are active in 100 countries in the fields of risk management and quality

assurance. DNV's vision is that IT constitutes a major new operational risk for the continuity of business operations and for investments and for people's safety. In 2006, DNV formed a new division that focuses on utilisation of opportunities and managing the risks associated with using IT. For further details, please go to the DNV CIBIT website, www.cibit.nl.

For more information, please contact:

José de Vries
+31 6 30 27 26 11
Jose.devries@atosorigin.com

Erasmus MC and Atos Origin set up new Patient Data Warehouse for increased efficiency and reliability – 08/10/07

Utrecht, 8 October 2007 - Atos Origin, an international IT services provider, and Erasmus MC, University Medical Center Rotterdam, one of Europe's largest hospitals, have set up a new Patient Data Warehouse for the Intensive Care units, Patient Logistics and Radiology. The use of this new warehouse is entirely attuned to the end-users – hospital specialists. It communicates using their own terminology, which increases customer satisfaction and reliability while taking a step in the right direction to help optimise patient care.

In the current information age, the quality of information available within organizations is becoming increasingly important. In the medical world, it's literally a matter of life and death. For this reason, the end-users of the data warehouse were closely involved in the development process. Erasmus MC selected Atos Origin as a partner in the development of the Patient Data Warehouse because of Atos Origin's Metadata Frame. The core concept of this framework is that communication using the business experts' own terminology is essential in the development of the application.

On the Intensive Care Unit's in the Erasmus MC, a Patient Data Management System (CareSuite (TM), Picis Inc., USA) stores all the patients' data, which is extracted to the Patient Data Warehouse. The Patient Data Warehouse subsequently converts this data into an information model, which is designed with a technique called Fully Communication Oriented Information Modelling (FCO-IM) based on natural language. In other words, non-IT trained clinicians can analyze information coming from their patient data management system themselves without difficult queries or programming.

By providing concrete examples of their own work described in their own medical jargon, medical specialists, doctors and nurses of Erasmus MC, in cooperation with Atos Origin, created a new information model that they themselves could read, understand and fully validate. This particular Patient Data Warehouse will be used in clinical research and quality assessment, which are both very important in the intensive care. As an example, a crucial question such as "what was the outcome of the patients between 1 and 5 years of age admitted to the ICU in 2006, which were ventilated, treated with dobutamine using a central line and stayed longer than 7 days", can now be easily answered.

Jan A. Hazelzet, Chief Medical Information Officer at Erasmus MC explains: "We've already achieved a number of successes since implementing the new Patient Data Warehouse. Patient logistics, intensive care and radiology operate according to our requirements, and allow us to work faster, more efficiently and more reliably. Atos Origin advised us well in this process, and we are satisfied with this successful development. We are currently preparing for a new expansion into other parts of the organisation."

Samir El Awadi, Vice president healthcare and pharma sector for Atos Origin in the Netherlands concludes: "Atos Origin has a good track record in the health sector, and works together with international clients including Akzo Nobel, Dossier Pharmaceutique, the NHS and Sesame Vitale. The fact that this project was nominated for a Computable Award IT – Care Project, underlines our expertise and solid cooperation with Erasmus MC.

We are very pleased with the initial results obtained by Erasmus MC, and look forward to our continued cooperation."

The abovementioned project is nominated by Computable for the Computable Award IT – Care Project of the year for 2007. Erasmus MC, University Medical Center Rotterdam and Atos Origin received this nomination for 'a high-quality and innovative information modelling system'.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos

Worldline and Atos Consulting.

For more information:

Erasmus MC
David Drexhage
+31 10 46 35 525
d.drexhage@erasmusmc.nl

Atos Origin
José de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

Atos Origin and Dresdner Bank new partners for Application Management – 08/10/07

Frankfurt, October 8th, 2007 - Atos Origin, an international IT services provider, will take over large parts of the central applications of Dresdner Bank. As part of the contract signed between the two companies, more than 200 IT experts from Dresdner Bank will be transferred to Atos Origin.

„*The excellent competences of Dresdner Bank within application management of banking systems are a perfect fit to our strengths. They are important for our growth strategy in the financial services sector – in particular in Germany*", says Philippe Germond, Chairman of Atos Origin. The company is the IT services provider for numerous top banks and insurances. Atos Origin employs more than 50,000 people and is one of the leading IT services companies in Europe.

„*This partnership is an important step towards strengthening our application development*", says Dr. Friedrich Wöbking, member of Dresdner Bank's management board. The long term collaboration of both companies will pave the way for reacting faster, more efficiently and more flexible to new requirements in IT banking.

Atos Origin takes over the maintenance and development of IT applications within private and business banking of Dresdner Bank. As part of a seven-year agreement, more than 200 IT experts will be transferred to Atos Origin. They will be integrated into the competence centre Financial Services in Germany.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin Press Contact

Katrin Morhenne
Tel: +49 (0)201 4305 9267
Email: katrin.morhenne@atosorigin.com

Atos Origin Wins 2007 Innovation Award for m-Payment Solution – 09/10/07

Paris, October 9th, 2007 - Atos Worldline, an Atos Origin Company, has won the 2007 Innovation Award in the "New Uses" category for its mobile payment solution. The awards were organized, for the third year, by Orange Business Services and Syntec Informatique in partnership with French business daily La Tribune. The prize-winning solution enables secure bankcard payments from a mobile phone.

The Innovation Awards are designed to promote future-facing solutions and innovative new uses emerging from the ever-deeper convergence between information systems and telecommunications. The 2007 awards ceremony took place in Paris on October 4 during the IP Convergence show.

"*We're delighted to have received the "New Uses" prize,*" said Dominique Rérat, Atos Origin Vice President for Innovation. "*It recognizes the expertise of our teams in leading-edge solutions, as well as our ability to anticipate convergence trends in payment services and telecoms. This is our second Innovation Award, demonstrating the Atos Origin Group's commitment to continuous innovation.*"

The Pay2me m-Payment solution, which was developed by Atos Worldline in collaboration with Belgian mobile phone operators BASE, MOBISTAR and Proximus, enables secure payments via GSM wireless phones. The solution was rolled out in Belgium in March 2007. Pay2me delivers an innovative alternative to conventional card payments since the GSM handset replaces both the merchant's payment terminal and the customer's card. The service implements the m-banxafe technology developed by Atos Worldline, which provides fully secure, guaranteed payment.

"*In our constant drive to research and develop the technologies of the future, we recognized that payment via GSM is a compelling offer,*" said Vincent Roland, Executive Vice President of Atos Worldline. "*We imagined and designed this award-winning solution in conjunction with Belgian mobile phone companies to bring the electronic payment paradigm as close as possible to consumers, providing them with the full benefits of mobile payment thanks to a simple service that can be used anywhere.*"

With over 25 years of experience in payment services, with several references in m-payment in the banking and telecom markets, Atos Worldline covers the full value chain and delivers its payment solutions in processing or integration modes.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.
The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

Atos Origin is one of the key players in the European Telecom and Finance arena with revenues in these sectors of more than €1.6 billion and over 20 years experience. Through the expertise of Atos Worldline, a major European player in the processing of large-volume electronic transactions, Atos Consulting and the systems integration and managed operations capability of Atos Origin, the

company helps over 350 customers around the world with complex telecom and finance projects.

Press Contact:
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin and NOC*NSF to create multimedia meeting place for Dutch athletes – 10/10/07

Utrecht, 10 October 2007 - Sports umbrella organisation NOC*NSF and IT services provider Atos Origin are joining forces to create a Cross Media Platform for sports. The goal is to structurally strengthen, broaden and market media exposure for organised sports. To this end, new forms of cooperation and opportunities for the business community are being created and this initiative will integrate activities into a Sports Media company in 2008. The agreement between NOC*NSF and Atos Origin has a contract term of three years.

The Cross Media Platform (CMP) is set to become the definitive virtual meeting place for athletes in the Netherlands, providing opportunities for exchanging information of interest, such as sports results, training schedules, and information about nutrition and training. The platform is not only designed for Dutch sports enthusiasts - whether members of clubs or not - but it also gives sports unions and clubs the opportunity to find and provide information.

Together with nine sports unions - athletics, basketball, gymnastics, handball, hockey, korfball, volleyball and water polo - NOC*NSF is currently running a pilot project with the Cross Media Platform.

Easy sharing of information
The CMP's goal is to bring sports enthusiasts and the sporting world closer together by allowing personalised exchange of information, such as, event reports, results or sharing information via user-related content. Unions and clubs can also use the platform as a cost-effective channel for distributing information to their members.

The CMP is the first application of the Multi Services Platform concept developed by Atos Origin. This concept allows all kinds of data to be collated and delivered according to the individual information needs of users and/or communities. This data can then be distributed via countless channels, varying from the internet to SMS messages.

'More exposure and exchanges'
Erica Terpstra, Chairwoman of NOC*NSF, is pleased with the venture: "In the first four months, it has been visited 346,000 times, and over 1.7 million web broadcasts and video-on-demand films were viewed! Soon, Dutch athletes and sports enthusiasts can present their own favourite sports. State-of-the-art technology can make a significant contribution to achieving these goals. We are more than willing to invest in it. Atos Origin, with its major involvement in the Olympic Games, is the ideal partner to help us achieve our goals."

Leading the international athletic community
"We are incredibly proud that NOC*NSF has partnered with Atos Origin for realising this Cross Media Platform. It's a truly unique initiative, with the potential for reaching ten million sports enthusiasts in the Netherlands, about five million of whom are active in organised sports. The CMP puts NOC*NSF firmly in the lead in the international athletic community", says Marianne Hewlett, Atos Origin's Senior Vice President for Global Marketing and closely involved with the CMP.

In Atos Origin, NOC*NSF has found an IT partner with a strong relationship to sports. As the IT partner for the International Olympic Committee, Atos Origin is responsible for the IT infrastructure of the Olympic Games. To underline its involvement, Atos Origin entered into an agreement with track cyclist Theo Bos earlier this year. The country's largest IT services provider is supporting the reigning sprint world champion on his way to the Olympic Games in Beijing.

About Atos Origin
Atos Origin, an international IT services provider, enables customers to translate their vision into results through consulting, systems integration and managed operations. Atos Origin has an annual turnover of 5.4 billion euros in 40 countries and employs over 50,000 people, including around 9,000 in the Netherlands, where Atos Origin is the market leader. Atos Origin is the global information technology partner for the Olympic Games and has an international clientele. Atos Origin is listed on the Paris Eurolist Market and operates as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

NOC*NSF
Erwin te Bokkel
+31 6 10 92 57 74
erwin.tebokkel@noc-nsf.nl

Atos Origin
José de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

EDF Chooses Atos Origin to Deploy Power Generation Monitoring System and Maintain It With Operational Readiness Support – 11/10/07

Process modernization will enhance prevention and management of incidents that could impact power generation

Paris – October 11, 2007 - French national power utility Electricité de France (EDF) is working with Atos Origin, a leading international IT services company, to extend deployment of its monitoring and diagnosis assistance system to France's entire fleet of 900 MW and 1300 MW nuclear power plants (totaling 54 nuclear reactor units1). The system will enable EDF to detect potential failures before they occur, thereby avoiding unplanned shutdowns and reducing maintenance costs, while extending the plants' operating lives.

EDF has long cooperated with Atos Origin to design a prototype for the future monitoring system and to deploy it on around ten nuclear units, with the goal of preventing failures and ensuring uninterrupted power generation. The primary objective is to improve power grid uptime by enhancing the effectiveness of maintenance operations.

With the solution, EDF engineers and operators will be able to collect data from the sites on demand, giving them a comprehensive overview of the condition of plant equipment via an EDF intranet. Power plant maintenance staff will have an information system that provides a complete picture of equipment conditions thanks to in-depth analysis of plant operating data, enabling them to carry out on-condition maintenance. Enhanced preventive maintenance lowers maintenance costs and maximizes power generation because it is performed prior to the occurrence of failures on the components monitored by the integrated monitoring and diagnosis assistance system (known by its French initials as PSAD).

The PSAD2 system monitors all the equipment that plays a critical role in the availability of a nuclear reactor (unit capability factor). Monitoring is based on the acquisition of acoustic and vibratory signals that indicate trouble-free operation.

Atos Origin is providing the following services:

- Integration of the changes needed to upgrade the data acquisition systems, including replacement of PSAD hardware and software.
- Software upgrades based on feedback from the full-scale operation of the target system prototype.

This first phase will stretch from 2006 to 2009. Deployment of the system across the fleet, including operational readiness support services, is scheduled for 2009 to 2014.

"Atos Origin has nurtured a long-standing relationship of mutual trust with EDF as a supplier of systems for all its nuclear plants," **said Jérôme de Parscau, Managing Director of Atos Origin's Grenoble Service Center**. "Our ability to provide long-term support for our customer is a major advantage. For example, we began building the prototype for this monitoring and diagnostic assistance system back in 1990, then installed it on around ten nuclear units, with complete deployment scheduled to be completed in 2014. The experience acquired so far has enabled us to develop proficiency in the related processes and to deepen our understanding of the functional requirements of the nuclear industry, nuclear power plant maintenance systems and data acquisition technologies. We are proud to be able to continue working closely with EDF as their nuclear power plant fleet evolves."

1/ A nuclear unit comprises a nuclear reactor and the associated electricity generation system, primarily a turbine and generator. A nuclear power plant generally comprises several such units.

2/ PSAD technical specifications:
Operator workstations running on Linux.
Oracle database (Ada and C++).
Data acquisition for the monitoring systems uses VXI signal processing boards, with VX Work.

-

About EDF

The EDF Group, one of the leaders in the energy market in Europe, is an energy specialist that is active in all the businesses of electricity: production, transport, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydraulic production facilities where 95% of the electricity output involves no CO2 emissions. EDF operates 1,246,000 km of low and medium-voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to more than 40 million customers around the world, including more than 28 million in France. The Group generated consolidated sales of more than €59 billion in 2006, of which 42 % in Europe outside France, while net income from ordinary operations stood at €4.2 billion. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.
In less than 20 years, EDF has developed an unrivaled fleet of nuclear power plants, with 58 reactors providing total installed power of 63.1 GW and accounting for more than 85% of EDF's electricity production. This makes France the world's second largest generator of nuclear power, trailing only the United States.

About Atos Origin

Atos Origin is one of the world's leading international information technology services companies. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total €5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Contact: Anne de Beaumont
Tel : + 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Caisse d'Epargne Group selects Atos Origin to run its new electronic vault solution « Webcoffre » - 16/10/07

Paris, October 16th, 2007 - Atos Worldline, an Atos Origin Company, hosts and runs the « Webcoffre » virtual vault solution on behalf of Caisse d'Epargne Group. The solution includes certification, time and date stamping processes and ensures long-term secure archiving of electronic documents for Caisse d'Epargne customers.

In response to the demand for long-term archiving of electronic documents, the Caisse d'Epargne offers its clients a secure online facility through Atos Worldline, ensuring high-level security, document integrity and time and date stamping in accordance with the AFNOR NF Z 42-013 standard and RFC 3161 specification.

Internet users can choose between three storage options (1GB, 5GB or 10GB) for their personal or professional documents; scanned documents, photographs, PDF files, Word documents, etc.

An extensive set of security measures and tools used in the banking industry have been implemented to offer clients secure and long term storage of their digital documents as well as 24/7 access from all over the world:

- If desired, a certificate of integrity and time and date stamp can be provided for each document placed in the vault. Integrity is ensured thanks to a unique imprint based on the document content generated by a hash function. Time and date stamping is realised thanks to a specific infrastructure, called Time and Date Stamping Authorisation.
- The Caisse d'Epargne « Webcoffre » service is hosted on a secure and reliable infrastructure that ensures physical and logical data protection against any possible intrusions. Regularly audited regulations ensure proper operation of the service.
-

The deployment of the « Webcoffre » by the Caisse d'Epargne, based on Atos Worldline technical solution "Worldline Safebox", responds to the needs of internet users looking for simple, long-term, secure solutions for the storage of their digital documents.

Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

Atos Origin Press Contact
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin and Erasmus Medical Centre win the 2007 Computable Award for best healthcare IT project – 15/10/07

Utrecht, 15 October 2007 - Atos Origin, an international IT services company, and the Erasmus MC hospital, one of Europe's largest university medical centres, have won the 2007 Computable Award for a high-quality and innovative IT project in the healthcare sector. This important prize has been awarded for the successful implementation of a data warehouse for the intensive care unit at the Erasmus Medical Centre in Rotterdam. The IT services company was also nominated for a Computable Award as Best IT Services Provider of the Year and for an IT Marketing Award.

Jan A. Hazelzet, Chief Medical Information Officer at the Erasmus Medical Centre, explains: "We've had a few successes with the new Patient Data Warehouse and we're now working more quickly, efficiently and reliably. We're extremely pleased to have won this award, together with Atos Origin! Preparations are already under way for extending it to other parts of the organisation."

Samir El Awadi, Vice President of Health Care & Pharma at Atos Origin, is very proud of this win: "Atos Origin has a very strong position in the healthcare market and the pharmaceuticals industry, being able to pride itself on its worldwide experience in outsourcing IT activities. The customers served by our group include Akzo Nobel, NHS and Sesame Vitale. We made full use of this expertise for the implementation of the data warehouse for the Erasmus Medical Centre," says El Awadi. "This award clearly recognises the quality of the services we provide, not only offering demonstrable added value but also focusing on user-friendliness and rapid, simple implementation."

Nico W. S. Bruens, IT Director of the Erasmus University Medical Centre collected the Award together with Samir El Awadi. Nico Bruens concludes: "The Erasmus MC places great value on innovation and the joint project with Atos Origin represents an investment in our IT infrastructure, guaranteeing excellent and efficient services. The Patient Data Warehouse is the central knowledge database of the Erasmus MC for management, patient care, research and education".

Raymond de Jeu, Commercial manager BI at Atos Origin, sees the Award as an accolade on the long-term collaboration between the Erasmus MC and Atos Origin in the area of Business Intelligence and Data warehousing: "The professionalism and dedication of both organizations to develop the Patient Data Warehouse form the basis of this success".

The Erasmus project is being presented in detail during Atos Origin's Innovation Event on 1 November, which will centre on successful innovations that focus on results. The plenary lectures, the case studies in the Business & IT track and the presentation of the Erasmus Competition & Innovation Monitor will bring you right up to date on all these challenging and effective innovations.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Erasmus MC
David Drexhage
+31 10 46 35 525
d.drexhage@erasmusmc.nl
Atos Origin
José de Vries,
+31 6 30 27 26 11
jose.devries@atosorigin.com

Atos Consulting study: Customers and Shared Service Centres, only successful by joining forces – 17/10/07

Utrecht, 17 October 2007 - The introduction of a shared service centre (SSC) is a complex business transformation task. Although SSCs have progressed beyond the hype stage, their numbers are still growing and large numbers of improvements are still possible. A new book that describes the Dutch SSC market by Atos Consulting, the consulting arm of Atos Origin, is available from today. It describes how the real challenge for SSCs involves genuine integration of their own processes with those of the customers. That is the only way to generate real customer satisfaction.

Atos Consulting believes that the creation of SSCs is a good development that must be continued, because SSCs contribute to the quality and efficiency of organisations. Appropriate introduction of the SSC needs emphasis, however. "Implementing the concept of an SCC doesn't turn out to be all that easy," says Wilco Bothof, partner at Atos Consulting. "The bottom line is that it has to be a service provider and a customer-focused organisation rather than an inflexible organisation that you do not control."

Atos Consulting is presenting the results of three studies into SSCs (plus its own project experiences) in the book "Customers and Shared service centres, only successful by joining forces". Some 65 Dutch organisations have allowed them to take a look behind the scenes at their SSCs. The key conclusions are:

More than half the customers are satisfied
The key conclusion is that customers seem pretty satisfied with SSC performance. According to them, SSCs mean cost reductions, quality improvements, innovation and more expertise. Even so, SSCs still get poor marks for aspects such as speed of delivery, demonstrability and commercialisation. Customers are insufficiently aware of the fact that an SSC can only be a success if a substantial amount of standardisation takes place. The SSC can build up a modular portfolio of services allowing it to offer tailored solutions to customers backed up by clear billing calculations.

The importance of change management and communications
The introduction of an SSC is complex, demanding a lot of capacity from an organisation (people, time and resources). Research shows that the business case that justifies the project is not often followed. With hindsight, the majority of organisations state that change management and careful communications were in the end more important for the successful introduction of the SSC. The financial justification during the feasibility study and the strategy during the migration play a less important part, according to Atos Consulting, but a less detailed business case does provide a guideline to follow.

The key concepts for further development are "more" and "better"
Migration of additional processes or organisational components and expansion of the range of services available are relatively safe ways for the SSC to grow further. The challenge for existing SSCs is the improvement of the services provided. Not skimping on account management, generating and using management information, restricting the formalities and providing insights into the cost prices are all contributory factors. Another requirement is a cultural switch from the "us/them" focus to "together".

Working with integrated processes is the key to success
Atos Consulting believes that integration of the working processes of the customer and the SSC, supported by an integrated IT solution, is the success factor for further growth. However, there are still too few customers who realise that this will also have direct consequences for their own setup. Account management also has to be organised better and is definitely not an area for economising. One aspect of the process-oriented working method is proper reporting about the quality and cost prices of the services offered to customers, on which discussions about possible improvements can be centred.

Successful further development of an SSC is in other words something that the SSC and the customer must tackle together.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning

client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

For more information, or request a copy of the book, contact:

Wilco Bothof	Jose de Vries
+31 88 26 58 254	+31 6 30 27 26 11
Wilco.bothof@atosorigin.com	jose.devries@atosorigin.com

Vipnet Croatia goes live with latest LHS' BSCS iX billing and customer care system implemented by Atos Origin – 23/10/07

New software solution enables mobile communications innovator Vipnet Croatia fast and easy deployment of new services

Frankfurt, Paris, 23 October 2007 - Atos Origin, an international IT services provider, and LHS, a leading provider of telecom billing and customer care systems across the wireless, wireline, and IP telecom markets worldwide, announced today that Vipnet Croatia has migrated its billing and customer care system from BSCS 8 to BSCS iX Release 2. Atos Origin, a global Platinum Partner of LHS, was in charge of the implementation of this upgrade at Vipnet with support from the customer itself and LHS experts.

Vipnet is the first private GSM operator in Croatia. Following the launch of its operation, mobile communication prices have been halved while the quality level of services has been optimized. As a result Vipnet has been highly effective in competition with the local incumbent operator and has become recognized as one of the most successful GSM operators in Europe. The company was the first to offer new technologies, such as GPRS, EDGE and UMTS, finally HSDPA in April 2006.

"We are recognized as the leading innovator on the Croatian mobile communications market. "We have found the LHS products to be the best possible solutions for our varied and constantly expanding rating, billing and customer service needs. This is why we opted to upgrade our old LHS solution to BSCS iX Release 2.", said Zvonimir Pavic, Head of Business Support Information Systems at Vipnet.

The selection of Atos Origin as a Systems Integrator was motivated by the excellent delivery record in the past as well as the flexibility both during the project and the internal structures" he added.

"Vipnet made an excellent decision by upgrading to the BSCS iX Release 2 solution. The real-time and convergence capability as well as its advanced functionality allows Vipnet to maintain its leadership position in the Croatian mobile communications market" said Luigi Giacalone, EMA Executive Vice President of Atos Origin.

"We are glad to continue our cooperation with Vipnet, a valued customer whose product mix and innovative power can benefit from all aspects of our advanced solutions," said Wolfgang Kroh, Chief Executive Officer of LHS. "BSCS iX Release 2 offers new functions, especially in the area of product bundling and content catalog handling. The solution will enable Vipnet to bundle various products and offer them at promotional tariffs. This can help them stay ahead in a competitive market. Additionally, a new web-based client helps to efficiently manage content catalogs and to quickly adjust the pricing and promotions structure accordingly," he added.

BSCS iX Release 2 is a fully convergent end-to-end system that enables efficient customer management and real-time billing for voice, data, content, and other Internet services. The system contains iX Rating, iX Billing, and web-based applications for customer self-care and partner management all based on LHS' leading edge iX architecture.

About LHS

LHS is a leading provider of telecom billing and customer care systems across the wireless, wireline, and IP telecom markets worldwide.

LHS Business Support Systems offer full convergence on various levels, supporting the complete range of business models both across the mix of fixed and mobile services, as well as prepaid and postpaid services.

LHS builds innovative systems that enable our customers to introduce new services fast, helping drive revenues up, while keeping operational costs to a minimum. LHS was awarded "Best Billing or Customer Care Solution" by the GSM Association in Cannes in 2005, and won the IIR World Billing Awards for its "Overall Best Contribution to Billing" in London in 2005 and 2006 as well as the "Stratecast Global Investment of R&D Resources to Address Core Billing Needs Award" by Frost & Sullivan in 2007.

LHS is an independent software vendor (ISV) with headquarters in Germany, and offices in Brazil, Czech Republic, France, Malaysia, Turkey, and United Arab Emirates. LHS is part of the LHS

Group, and LHS Aktiengesellschaft as the Group's Holding company is a public company listed on the Frankfurter Stock Exchange (LHS400).
For more information, please visit http://www.lhsgroup.com/

About VIPnet d.o.o Croatia
VIPnet is the first private mobile network operator in Croatia. They have been operating a GSM network since 1999.
Since its arrival, VIPnet broke the monopoly of the state's CRONET operator (since renamed to T-Mobile Hrvatska, and owned by Hrvatski Telekom) and introduced many new services unknown before - SMS, prepaid etc. At that time the penetration rate in Croatia was just 4.6%, and by 2006 it reached 85%.
Today VIPnet is still best known for its mobile network. It is a 900 MHz GSM network which supports GPRS, MMS, EDGE, 3G and HSDPA technologies. They were the first to introduce a number of these technologies to the Croatian market and remain a technological leader in the field. VIPnet's network code is 219 (CC) 10 (NC). It is the Vodafone partner in Croatia. They have recently (2006) obtained their WiMAX and fixed telephone network licenses. VIPnet is owned by the mobilkom austria group, composed of Mobilkom Austria, VIPnet, Si.mobil, Mobilkom Liechtenstein and Mobiltel.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin is one of the key players in the European Telecom and Finance arena with revenues in these sectors of more than €1.6 billion and over 20 years experience. Through the expertise of Atos Worldline, a major European player in the processing of large-volume electronic transactions, Atos Consulting and the systems integration and managed operations capability of Atos Origin, the company helps over 350 customers around the world with complex telecom and finance projects.

Press contact:
LHS
Oliver Madsen
Investor Relations Officer
Herriotstrasse 1
60528 Frankfurt am Main
Germany
Phone: +49 (0)69-2383 3264
Fax: +49 (0)69-2383 5710
E-Mail: oliver.madsen@lhsgroup.com

Fink & Fuchs Public Relations AG
Stefanie Wegner
Senior Consultant
Berliner Strasse 164
65205 Wiesbaden
Germany
Phone.: +49 (0)611-74 131-66
Fax: +49 (0)611-74 131-22
E-Mail: stefanie.wegner@ffpr.de
http://www.ffpress.net/

Atos Origin
Anne-Marie Capilla
Corporate PR Manager
18 Avenue d'Alsace
92926 Paris La Défense cedex
France
Phone: +33 1 55 91 20 52

Fax: +33 1 55 91 21 80
E-Mail : anne-marie.capilla@atosorigin.com

Europe is compliant, but is it ready to compete as MiFID goes live on November 1st? – 24/10/07

Change is underway although half of Europe is late in amending national laws to incorporate MiFID

Paris, London, 24 October 2007 - Atos Origin, an international IT services company supporting business processes for 9 of the top 10 European banks, argued today that European financial firms are not ready to compete in the new market that will emerge when the Markets in Financial Instruments Directive (MiFID) comes into effect on November 1st, 2007.

Investment in MiFID is below expectations
Research conducted by Atos Consulting, the business consulting arm of Atos Origin, on how prepared financial organisations are ahead of MiFID, suggests that a 'wait and see' attitude prevails in European financial firms. Atos Consulting analysed spending patterns at 15 investment banks and compared them with the cost model that the company first published in June 2005 and then adjusted in February 2006. The results showed that financial firms have spent 20-25% less than initially expected.

From the research, it appears that firms are deferring investments in smart route technology because they want to see if the liquidity market will fragment as predicted. It also seems that they also expect the existing manually intensive solutions to satisfy customers' demands for best execution and to continue to be cost effective.

Losing competitive advantage
Firms do not see MiFID as an opportunity to distinguish themselves from their competitors, but merely as a compliance exercise. In doing so, financial firms risk losing their competitive advantage. If the fragmentation occurs soon after the implementation of MiFID, then companies that have not invested and are not able to produce robust statistics on execution quality, may find that their marketing programme is hindered, when the time comes to review execution venues – no later than October 2008.

Change is underway
However, change is underway. In a presentation to industry watchers that took place today, Jeremy Bryson, Senior Vice President for Financial Services at Atos Origin, explained that MiFID sets the stage to make Europe a more attractive market for investors. Change is already underway even though half of Europe is late in amending national laws to incorporate MiFID. New trading venues, such as Chi-X, are capturing market share from the traditional players and European exchanges are reporting a 50% - 120% increase in 2007 trading volumes over 2006 levels with an average 20% smaller trade size [1].

Bryson argued that to thrive in the post-MiFID market, organisations need to differentiate their policies and demonstrate best execution through publication of trade statistics. Furthermore, he claimed that financial firms need to maximise their order flow volume and reduce marginal transaction costs to maintain their competitive advantage.

Ken Tregidgo, Global Head of Strategy & Business Development, said:
"What we at Atos Euronext Market Solutions (AEMS) have actively been doing is talking to our clients about what strategic opportunities the new world of MiFID will afford them, how they could position themselves to compete differently in that arena and then providing them with the technology to do so."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

About Atos Euronext Market Solutions
AEMS is the leading global provider of technology solutions for exchanges, clearing houses, banks, brokers, and intermediaries.
AEMS was created by two industry leaders – Atos Origin and Euronext, a subsidiary of NYSE Euronext – who combined their interests to focus on providing technology exclusively for financial markets. By taking the people, assets, and technology from both of these organisations and bringing them together into a single, independent company, the opportunity for real leadership in this sector was created.
As market leaders, AEMS values the insight of our clients and as their technology requirements develop, collaborates to find the most suitable product solutions for their needs.
AEMS serves global markets throughout the trading process – banks, brokers, asset managers and intermediaries; exchanges; clearing houses and CSDs, employing 1,300 industry experts worldwide with offices in London, Paris, Chicago, Dubai, Hong Kong, and Brussels.

For more information, contact:

Caroline Crouch
+44 20 7830 4233
caroline.crouch@atosorigin.com

Jose de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

POWEO Chooses Atos Origin For Multichannel Customer Relationship Management Project – 25/10/07

Paris, 25 October 2007 - Atos Worldline, an Atos Origin Company, has been selected by French independent power and gas operator POWEO to deploy its multichannel customer relationship management project. To support its residential services offering, POWEO asked Atos Worldline to develop multichannel CRM tools for both inbound and outbound customer contacts via phone, SMS, fax, mail and email. These solutions allow POWEO to add value to its customer relationships by providing accurate information, innovative solutions and superior service quality.

POWEO is the leading independent electricity and gas operator in France, serving more than 86,000 professional customers with a complete range of power and gas contracts.
POWEO launched its offering for residential customers after France's retail power and gas markets were opened to competition on July 1, 2007.
The company chose Atos Worldline to design and deploy multichannel CRM solutions tailored to the various types of customer information it needs to provide, including inbound call distribution (Worldline Contact), automated multichannel promotional campaign management (Worldline Push) and auto replies to inbound email (Worldline Reply). By guaranteeing consistent, user-friendly interfaces, these solutions give POWEO a comprehensive overview of its customer base.

Leveraging its twenty years of experience in designing and running multichannel campaigns, Atos Worldline offered POWEO an end-to-end, modular, scaleable solution that delivers multiple benefits:

- An industrial scale, quality-certified hosting platform to host critical and/or high-traffic applications.
- A highly secure operating environment optimized for 24/7 availability, enabling it to support high-traffic applications with significant variations and exacting performance requirements.
- A support team to ensure responsive service upgrades.
- A web interface that enables POWEO to track activity at Customer Relationship Centers.

Thanks to these solutions, POWEO can quickly, efficiently and securely manage all inbound and outbound contact campaigns, adding tangible value to its customer relationships.

"The Atos Worldline multichannel solution is both functionally rich and robust, enabling POWEO to manage its different customer information needs," said Hervé Duchateau, POWEO Customer Acquisition & CRM Manager. "What's more, the platform's open-ended design will let us integrate new services for all our customers in order to further enhance and personalize our customer relationships."

About POWEO
The leading independent power and gas operator in France, POWEO plans to deploy highly flexible power generation capacity through 2009, to anchor its strategy as an integrated energy provider. It is committed to having installed capacity of 3,400 MW by the end of 2012, including 600 MW generated from renewable energies. POWEO is electronically traded on the NYSE-Euronext Alternext stock market (ALPWO/FR0004191674). For more information, visit http://www.poweo.com/.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or

integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information, please contact :

Emilie Moreau
Tél: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin showcases its latest innovations at Cartes 2007 Exhibition in Paris – 08/11/07

Paris, 8 November 2007 - Atos Worldline, an Atos Origin Company, will participate at this year's international Cartes 2007 event, the World N°1 Exhibition for smart cards and identification, which will take place from 13 to 15 November 2007, at the Paris-Nord Villepinte Exhibition Center. Atos Worldline will showcase the latest innovations of its European solutions in new card applications, Internet Payment, terminal and security solutions, Contactless and payment platform.

From issuing to acquiring and payment terminals, through CRM & e-Services
Atos Worldline, a major European player in the processing of high volume electronic transactions, will showcase on Booth 4H023 the latest innovations of its solutions in Payment Acquiring, Payment Issuing, CRM & eServices.
A specific focus will be made on new card applications, POS & SIPS Internet payment solutions, contactless and mobile payment solutions as well as Loyalty solutions.

At the booth, visitors will also discover the Group's latest payment terminals innovations : new contactless options and flexible retail solutions for XENTA, integrated security and ease of use with XENTEO, and new mobile accessories for XENTISSIMO.

Agenda
Atos Worldline experts will host and participate at a number of conferences during the whole congress' event. Themes covered include:

- **Contactless, NFC, RFID... why such interest? What are the benefits of this technology for payment, what are the payment kinematics, where do we stand today**? – on 13 November 2007 at 9.30am (C.4) by Laurent SIMONNET, R&D Project Manager, Atos Worldline
- **Mobile payments**: a vision on the latest initiatives, illustrated by recent Belgian applications – on 14 November 2007 at 5.00pm (C.7) by Bernard VAN DER LANDE, Head of e- & m-commerce, Atos Worldline
- **E-Commerce**: segmentation of international payment means and risk management - on 14 November 2007 at 4.30pm (C12) by Xavier LEBRETON, Manager Development of international online Payment Offer, Atos Worldline
- **Who will benefit from SEPA?** – on 15 November 2007 at 11.00am (C15) by Vincent ROLAND, Executive Vice-President Atos Worldline
- **Which cards and which management tools can one use today to conquer new customers beyond the traditional card target?** – on 15 November 2007 at 9.30am (C16) by Emmanuel CAZALS, Marketing Manager Banking Finance Insurance, Atos Worldline
- **Transactions over secure IP terminals**: a large-scale migration unlocks the potential of Internet and GPRS in Belgium - on 15 November 2007 at 11.45am (C18) by Bruno BIEMANS, Head of Segment Marketing, Atos Worldline

Sesames Awards:
Atos Worldline has been nominated and is among the finalists of the Sesames Award 2007 for its innovative project SIPS IP TV. The presentation of the nominees and the winners will be organized on Monday 12 November 2007 at the Pavillon Gabriel in Paris.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company's web site at http://www.atosorigin.com/

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions. It specialises in end-to-end payment services, including issuing, acquiring and developing payment technology solutions; card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For any further information or interviews at the booth, please contact:
Emilie Moreau - Tel: +33 1 55 91 24 74 - emilie.moreau@atosorigin.com

Atos Origin to support Capita Life & Pensions clients with infrastructure services – 13/11/07

New contracts, worth more than £20 million, signed under a framework agreement

London, 13 November 2007 - Atos Origin, an international IT services company, and Capita Life & Pensions Services, a wholly owned subsidiary of The Capita Group Plc, today announced that they have signed a ten-year framework agreement for Atos Origin to support three major IT agreements and provide similar future IT services for Capita's Business Process Outsourcing in the life and pensions market. These three initial contracts are worth more than £20 million over five years to Atos Origin.

Under the agreement, Atos Origin will primarily deliver outsourced infrastructure hosting services. These will improve operational efficiency, performance and value for money for Capita Life & Pensions Services' key clients. The contracts under the framework agreement support two existing joint clients – Resolution Plc, the largest specialist manager of in-force UK life funds with an estimated 7 million policyholders, and Lincoln Financial Group. The contract for Lincoln extends Atos Origin's existing mainframe hosting services agreement by three years to 2012.

"Capita Life & Pensions Services is delighted to engage in this framework agreement with Atos Origin", said Craig Rodgerson, IT Director at Capita Life & Pensions Services. "Combining the benefits of Atos Origin's IT hosting solutions with our life and pensions outsourcing will enable us both to continue delivering benefits to our current and future clients."

"In today's business world, it is imperative to collaborate with other organisations in order to create competitive advantage and enable greater business agility", said Joe Edwards, head of Financial Services in the UK, Atos Origin. "For us, the partnership with Capita Life & Pensions Services is an important and vital part of our strategy to further grow our business in the life and pensions market."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin is Europe's number one provider of payments, securities and financial services outsourcing, supporting business processes for 9 of the top 10 European banks. It is also a leading provider of technology services to capital markets through its joint venture with Euronext, Atos Euronext Market Solutions. Through its portfolio of specialist solutions for banks, stock exchanges and insurance companies, Atos Origin helps financial services organisations to manage costs; reform core banking and operational support systems; manage enterprise risk and ensure regulatory compliance.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

About Capita:
The Capita Group Plc is the UK's leading provider of integrated professional support service solutions. The Group's service capabilities encompass business process outsourcing, (BPO), customer services, administration and support, human resources, ICT, property consultancy, finance & treasury and consultancy delivered to both public sector and private organisations. With 29,800 employees at more than 250 offices across the UK, Channel Islands, Ireland and India,

Capita is quoted on the London Stock Exchange (CPI.L), and is a constituent of the FTSE100 with revenues for 2006 of £1,739 million.

Further information on The Capita Group Plc can be found at http://www.capita.co.uk

Capita Life and Pensions provides core administrative support to a number of UK and overseas life and pensions companies, including MetLife, the Children's Mutual, Lincoln Financial Group, Prudential UK and Zurich Financial Services and Resolution. Capita Life & Pensions is currently responsible for administering approx.15 million policies.

For more information, please contact:
Caroline Mooney
Tel: 0207 654 2152/0870 2400 488 (out of hours)
Email: caroline.mooney@capita.co.uk

Atos Origin to Provide Technical Services For New Prepaid Card from French Bank LCL – 13/11/07

Paris/Cartes 2007 Exhibition, 13 November 2007 - Atos Worldline, an Atos Origin Company, has won a contract from LCL to design, deploy and operate a platform for the end-to-end management of the French bank's new "Indépendance" reloadable prepaid debit card targeting the 12-18 youth market.

Ubiquitous acceptance for a prepaid card

Based on a technical solution developed by Atos Worldline, the new reloadable prepaid card introduced by LCL can be used at local merchants, for online purchases or for cash withdrawals from ATMs in France and other countries. The prepaid card management platform is designed to guarantee availability, performance and security in line with LCL's exacting standards.

"This groundbreaking project was completed on-time," said Valérie Siraudin, MOAP epayment and acquiring at LCL. "We selected Atos Worldline as our technical partner on the strength of their recognized experience in managing online customer contact applications, coupled with their ability to efficiently process payment transactions."

High security plus control over spending

The new prepaid cards can be reloaded with up to €300 by the cardholder's parent or guardian via a Web interface, by intermittent or regular debits, or using a bankcard on the Internet. To prevent over-spending and guarantee a high degree of security, card use systematically triggers a request for authorization. What's more, the cards are fitted with a smart chip and protected by PINs. Three different codes are generated when the cards are issued: a multimedia code for reloading by the parent or guardian, a multimedia code that allows cardholders to check their account, and a PIN for merchant payments and ATM withdrawals.

A reliable, practical solution

To offer a solution that combines reliability, ease of use and security, Atos Worldline leveraged its prepaid card management platform and its multichannel customer interface applications. The Atos Worldline technical services cover the entire cycle, from bank card ordering (choice of packaging and visual) to the transaction monitoring interface for cardholders, as well as the reload interface used by the teenager's parent or guardian.

"We're delighted that LCL chose us to partner them for development of this new bank card solution for the youth market," said Pascal Dehaussy, Vice President Banking, Finance and Insurance at Atos Worldline. "We packaged and delivered all the benefits of our experience and recognized expertise in processing payment transaction flows and in managing voice and Web-based customer relationship interfaces. By tapping into our pool of existing solutions, we were able to meet the short deadlines set by LCL."

Atos Worldline participates at this year's international Cartes 2007 event, the World N°1 Exhibition for smart cards and identification, which will take place from 13 to 15 November 2007, at the Paris-Nord Villepinte Exhibition Center.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of high-volume electronic transactions. It specialises in end-to-end payment services, including issuing, acquiring and developing payment technology solutions; card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For any further information, please contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Peter 't Jong appointed CEO for Atos Origin in Germany and Central Europe – 15/11/07

Essen, 15 November 2007 - Peter 't Jong has been appointed Chief Executive Officer for Germany and Central Europe at Atos Origin, an international information technology services company. He will be reporting directly to Wilbert Kieboom, Member of the Management Board and Senior Executive Vice President Operations. In his new position, he will be responsible for leading the activities in Germany, Austria and Poland and will strengthen the company's positioning in these markets.

Peter 't Jong (46) joined Atos Origin in 2001 from Lucent Technologies where he was Chief Information Officer. In Atos Origin, he was made responsible for Managed Operations in The Netherlands; in this role he managed to almost double the size of the Managed Operations organization and successfully integrated new businesses acquired through outsourcing deals in the existing organization.

Peter 't Jong was then appointed Chief Operating Officer for the operations in The Netherlands. Recently he was responsible for the Sales and Client management organization, and boosted the new logo sales and new business developments.

"I am delighted to join the German management team and to take on the challenge to further develop Atos Origin's positioning in Germany and Central Europe", says Peter 't Jong. "The German IT market is significant and growing fast and therefore is key to the development of the Group. In addition we have an excellent group of existing customers with good recent important wins in strategic segments."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contacts

Katrin Morhenne
Tel: +49 (0)20 1 4305 9267
Email: katrin.morhenne@atosorigin.com

Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin 2007 third quarter revenue announcement – 15/11/07

Third quarter revenue up +11.1% year-on-year

Paris, 15 November 2007 - Atos Origin, today announces revenue for the three months ended 30 September 2007.

- **Strong Q3 2007 revenue organic growth: +6.6%**
- **Full-year 2007 revenue organic growth guidance confirmed at +4.0%**
- **Order entries growth by +9.0% YTD September 2007**
- **3O3 Transformation plan on track: first tangible effects in offshoring and purchasing**

Commenting on the 2007 third quarter revenue, Philippe Germond Chairman of the Board and CEO of Atos Origin said: " *The third quarter 2007 performance is an important step for Atos Origin. Indeed, with a +6.6% revenue organic growth for the third quarter we have reached, for the year-to-date, an organic growth in line with the +4.0% organic growth target set for the full year 2007. Our clients' renewed trust and the excellent mobilization of our staff worldwide are strong and positive signals for the future of the Group. Moreover, the 3O3 Transformation Plan is on track, starting to bear fruits and creating value. We are fully confident in our ability to reach the objectives of revenue organic growth at +4.0%, and operating margin we set for 2007* ".

Revenue

The Group achieved unaudited consolidated revenue of **EUR 1,418 million** in Q3 2007 compared to EUR 1,277 million for the equivalent period last year, up by **+11.1%** . At constant scope and exchange rates, revenue organic growth was **+6.6%** . During the quarter, the services revenue growth excluding purchases for re-selling was +13.3 %, representing an organic increase of **+9.3%** .

On a year-to-date basis, revenue increased by **+8.4%** , organically by **+4.0%** for total revenue and **+7.1%** for services revenue, confirming the Group guidance for 2007 of +4.0% revenue organic growth.

Managed Operations: solid organic growth, up +10.3%

With 55% of total Q3 07 revenue, **Managed Operations** achieved a solid organic growth of **+10.3%** , with double digit growth in several countries such as the United Kingdom, The Netherlands, Spain and Belgium.

On a year-to-date basis, revenue organic growth was +5.5%.

The good performance of the United Kingdom confirmed the expected effect from the ramp-up of the new large contracts signed during the second semester of 2006.

Atos Worldline continued to develop and reached a very good +8.1% organic growth for the third quarter 2007. The integration of Banksys contributed at the expected level of revenue with EUR 70 million in the quarter.

Systems Integration: strong utilisation rate

With 39% of Q3 2007 total revenue and a global utilisation rate of 81%, **Systems Integration** achieved an organic growth of **+6.1%** mainly led by The Netherlands, Germany and Central Europe, Americas and Asia Pacific.

France showed a better performance with a +3.4% organic growth compared to a decrease of -0.5% during the first half of 2007. Following the restructuring, revenue decreased in the United Kingdom and Italy respectively by -4.3% and -11.3% and had a negative effect of -4 points on the organic growth of Systems Integration.

On a year-to-date basis, revenue grew organically by +4.6%.

Consulting: new management and standardized practices in process

With 6% of Q3 2007 total revenue, **Consulting** saw a decrease of **-18.5%** on a year-on-year basis and -16.2% at constant scope and exchange rates.

France and The Netherlands remained affected by staff attrition and lower level of utilization than last year. In the United Kingdom, the level of order entries and utilization were not satisfactory while

an organic decrease was expected further to the restructuring.

On a year-to-date, revenue organic decrease was -9.6%.

New Management appointed in May in France and in October in the United Kingdom are currently implementing proactive short term sales initiatives jointly with Systems Integration. The Consulting Management in France, the United Kingdom and in The Netherlands are also currently defining medium term common standardized consulting practices and offers to be sold in each of our major European countries.

Portfolio: strong backlog increase illustrating the commercial dynamic

During the third quarter of 2007, the Group won in France several major contracts mainly in the public sector for Consulting, in the telecom sector for Systems Integration and Managed Services and in the banking for Consulting and Managed Services. In Germany, a large application management contract was signed with Dresdner Bank and in The Netherlands an outsourcing contract was renewed with KPN for a three-year period. In the United Kingdom, new contracts were signed for Managed Operations in the financial services for Capita Life and Pensions market and NFU Mutual, in the health sector with the NHS and in the public sector extensions with DCA/Ministry of Justice

For the first nine months of 2007 the order entry increased by +9% compared to the same period in 2006.

The full backlog at the end of September 2007 reached EUR 7.6 billion representing 1.3 year of revenue and increased by +9.6% compared to the level reached at the end of September 2006.

The backlog for 2008 revenue reached EUR 2.5 billion up by +14% compared to the backlog for 2007 revenue reached at the end of September 2006.

The full qualified pipeline stands at EUR 2.6 billion of which the portion for 2008 revenue shows an increase by +8% compared to the pipeline at the end of September 2006 for 2007 revenue.

The book to bill ratio in Q3 2007 was 90% and year-to-date September 2007 was 88% at the same level than year-to-date September 2006.

3O3 Transformation Plan: on-track

The Transformation Plan continued to progress in most of the initiatives during Q3 2007.

The Offshore initiative is unfolding according to the initial plan, with an acceleration of the level of hirings. At the end of September 2007, the Group reached over 2,700 staff offshore and nearshore with more than 2,100 staff working in India for offshoring activities. Worldwide, this represents an increase of 1,100 recruitments compared to December 2006 and the Group targets the doubling of offshore resources in 2007. During the third quarter of 2007, the average net staff increase was 148 per month vs 117 per month in H1 2007. This trend comforts the target of 8,000 people offshore and nearshore at the end of 2009.

The purchasing action plan is now being executed through a new Chief Purchasing Officer who joined the Group at the beginning of September 2007. A series of globally driven actions are in progress in the main areas of purchasing where e-auctions are launched. Several important tenders and negotiation should be finalised before the end of the year.

Net debt

Net debt was EUR 490 million at the end of September 2007, compared to EUR 509 million in June 2007 and EUR 360 million in December 2006. With the seasonal decrease in the working capital during the last quarter each year, the Group maintains its objective of a net debt at the end of 2007 at the same level than December 2006.

Outlook 2007: objectives confirmed

The Group confirms the objective of revenue organic growth at +4.0% for 2007.

The Group confirms the guidance provided at the beginning of the year of an operating margin slightly above 2006 in absolute value and a margin rate before operating transformation costs above 2006.

The level of order entries reached for the first nine months of 2007, the backlog and the pipeline solidify the assumptions for organic growth taken in the Transformation Plan.

Forthcoming announcement

31st January 2008	Fourth quarter 2007 revenue
15th February 2008	Announcement of 2007 results

Disclaimer

The document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability in the future. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2006 annual report filed with the Autorités des Marchés Financiers (AMF) on 6 April 2007 as a Document de Référence under the registration number: D07-302.

Figures presented for September 2007 unaudited.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of Consulting, Systems Integration and Managed Operations. The Company's annual revenue are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.
For further information please consult the company's website at: http://www.atosorigin.com/

Press contact:
Marie-Tatiana Collombert, Tel. : +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Investor contact:
Gilles Arditti, Tel. : +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

ANALYSIS OF Q3 2007 REPORTED REVENUE

Analysis of revenue performance — 3 months ended 30 September 2007

EUR million	Q3 2007	Q3 2006	% Change
Reported third quarter revenue	**1,418**	**1,277**	**+11.1%**
Acquisitions	(70)		
Disposals		(7)	
Currency translation and other		(5)	
Organic revenue growth	**1,348**	**1,265**	**+6.6%**

By Service Line — 3 months ended 30 September 2007

In EUR million	Q3 2007	Q3 2006	% Change reported	% Change organic (*)
Consulting	79	97	-18.5%	-16.2%
Systems Integration	549	523	+5.0%	+6.1%
Managed Operations	790	657	+20.2%	+10.3%

Total Group revenue	**1,418**	**1,277**	**+11.1%**	**+6.6%**

(*) Organic growth: at constant scope and exchange rates

By Geography 3 months ended 30 September 2007

In EUR million	Q3 2007	Q3 2006	% Change reported	% Change organic (*)
France	395	392	+0.8%	+1.8%
United Kingdom	261	235	+10.8%	+10.7%
The Netherlands	263	250	+5.3%	+5.3%
Germany + Central Europe	152	147	+3.2%	+5.8%
Rest of EMEA	247	171	+44.6%	+4.4%
Americas	64	48	+33.4%	+40.2%
Asia Pacific	36	34	+7.6%	+11.8%
Total Group revenue	**1,418**	**1,277**	**+11.1%**	**+6.6%**

(*) Organic growth at constant scope and exchange rates

ANALYSIS OF FIRST 9 MONTHS 2007 REPORTED REVENUE

Analysis of revenue performance 9 months ended 30 September 2007

EUR million	2007	2006	% Change
Reported nine months revenue	**4,308**	**3,972**	**+8.4%**
Acquisitions	(206)		
Disposals		(18)	
Currency translation and other		(9)	
Organic revenue growth	**4,102**	**3,946**	**+4.0%**

By Service Line 9 months ended 30 September 2007

In EUR million	2007	2006	% Change reported	% Change organic (*)
Consulting	268	303	-11.6%	-9.6%
Systems Integration	1,717	1,653	+3.8%	+4.6%
Managed Operations	2,323	2,016	+15.2%	+5.5%
Total Group revenue	**4,308**	**3,972**	**+8.4%**	**+4.0%**

(*) Organic growth: at constant scope and exchange rates

By Geography 9 months ended 30 September 2007

In EUR million	2007	2006	% Change reported	% Change organic (*)
France	1,202	1,201	+0.1%	+0.8%
United Kingdom	789	777	+1.6%	+0.3%
The Netherlands	810	768	+5.5%	+5.5%
Germany + Central Europe	445	436	+1.8%	+4.1%
Rest of EMEA	770	545	+41.2%	+4.4%
Americas	182	146	+24.5%	+33.2%
Asia Pacific	110	99	+11.7%	+17.0%
Total Group revenue	**4,308**	**3,972**	**+8.4%**	**+4.0%**

(*) Organic growth: at constant scope and exchange rates

Atos Origin Wins 2007 Sesames Award For Innovative Secure IPTV Payment Solution – 16/11/07

Paris, 16 November 2007 - Atos Worldline, an Atos Origin Company, has won the 2007 Sesames Award for Best Banking/Finance/Retail Application for its innovative SIPS IPTV solution. The award recognizes Atos Worldline's success in adapting its market-leading Secure Internet Payment Services (SIPS) solution to enable users to make secure bankcard payments via Internet-protocol television (IPTV).

Organized as part of the Cartes digital security and smart cards trade show, the Sesames Awards are unchallenged as a guarantee of innovation and source of new global standards for smart card and identification systems manufacturers. On Monday, November 12, ten innovative solutions received Sesames Awards during the ceremony organized at the Pavillon Gabriel in Paris.

The 2007 Sesames Award for Best Banking/Finance/Retail Application went to Atos Worldline's innovative SIPS IPTV solution, which enables users to make secure bankcard payments via interactive television channels. SIPS IPTV is a version of the market-leading Secure Internet Payment Services (SIPS) solution.

It is designed for:

- Content providers already offering services via the IPTV channels run by Internet access providers (IAPs).
- Major TV networks or retailers that have negotiated with the IAPs for the delivery of interactive services over their IPTV channels.
- The IAPs themselves, which could offer the payment system to future IPTV services in addition to their own invoicing systems.

With SIPS IPTV, users access a secure, user-friendly interface that lets them make secure card-based payments with their remote control, without having to connect to a website, call an interactive voice server (IVS) or call center, or send a letter or e-mail.

The solution is based on Atos Worldline's proven experience in Internet payment services and e-services. After Internet and mobile-phone based payments, this latest component in the SIPS solution allows merchants using SIPS to participate in an emerging e-commerce channel. Atos Worldline's SIPS IPTV solution can be deployed across Europe.

The Award won during the Cartes 2007 trade show highlights the expertise of Atos Worldline's teams in developing innovative solutions.

The interactive television market has been enjoying fast growth in recent years, driven by the emergence of ADSL-delivered IPTV services. In France, there are 3.8 million IPTV subscribers, up more than 120% over the last 12 months (source: ARCEP). Soon, a wide range of news, information, e-commerce and other interactive services will be available at a touch of the remote control, supported by simple, easy-to-use yet comprehensive payment solutions.

French leader since 1996, Atos Worldline SIPS (Secure Internet Payment Service) solution is a comprehensive on line payment solution. SIPS secures e-commerce as well as mail order and telesales. With over 13,000 equipped e-commerce sites in Europe, SIPS handles more than 10 million of transactions per month. PCI DSS certified by Visa & MasterCard since February 2006, SIPS offers a service with one of the highest levels of security currently available (data protection, SSL, 3D Secure, secured servers, PCI DSS).

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions. It specialises in end-to-end payment services including issuing, acquiring and developing payment technology solutions; card processing; CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.
The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

Press Contact:
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Beijing 2008 Olympic Games: PC Factory Managed by Atos Origin Becomes Operational – 19/11/07

Beijing, 19 November, 2007 - Atos Origin, the Worldwide IT Partner for the Olympic Games, recently announced that the PC Factory has become operational, which marks the final stage of central planning and preparations of IT equipment for the Beijing 2008 Olympic Games. The PC Factory managed by Atos Origin is the central facility for the configuration and distribution of the Olympic Games IT equipment to the Olympic venues.

"The on-time completion of the PC Factory is the result of close cooperation between Beijing Organizing Committee for the Games of the XXIX Olympiad (BOCOG), Atos Origin, and other partners. Its operation marks another milestone in the building of the IT system for the Beijing 2008 Olympic Games. We commend the great efforts made and strong expertise demonstrated by Atos Origin and Lenovo in the building and operating of the PC Factory," said Yang Yichun, Director of BOCOG Technology.

Located inside the Olympic Logistics Centre (OLC) in Shunyi District, Northeast Beijing, the PC Factory is responsible for configuration and distribution of all the Games' IT equipment before they are dispatched to more than 70 Olympic Games venues. Such equipment include 10,000 PCs and servers, over 1000 network devices, and over 2000 printers.

Atos Origin's responsibilities in the PC Factory are:

- **Managing IT Equipment requests from the Venue.** The PC Factory will receive, process and schedule all venues' requests for IT equipment delivery.

- **Preparing and configuring Games IT Equipment.** Part of the request process involves labelling, asset tracking, and configuring the software of the IT equipment according to requirements of different sports. So when the IT equipment arrives at the Venue, it will be ready for the Venue Team to deploy. For the first time, network equipment will be prepared and configured at the PC Factory too, which greatly facilitates the delivery and deployment of the IT equipment.

- **Co-ordinating the equipment deliveries to the Olympic Venues.** Throughout the process, Atos Origin will constantly coordinate and communicate with BOCOG Technology and other providers to ensure all equipment is delivered on time and in the correct quantity.

- **Decommissioning returned equipment upon completion of the Games.**

The PC Factory will also perform the same functions for the Beijing 2008 Paralympics Games.

"The PC Factory is a critical processing centre for all the IT equipment used at the Games. Every single device, and there are thousands, must be properly configured, tested and prepared for deployment at Olympic Games venues," said Jeremy Hore, Chief Integrator, Beijing 2008, Atos Origin. "We will continue working closely with BOCOG Technology and other partners to ensure the operation of the PC Factory effectively supports the venues and contributes to the success of the Olympic Games."

As the Worldwide IT Partner for the Olympic Games, Atos Origin designs, builds and operates the vast IT system that relays the event results and athlete information to spectators and media around the world in real-time during live competition.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic

Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Marie-Tatiana Collombert
Phone: + 33 1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Michelle Liu
Phone: +86 10 6437-6668
Email: michelle.liu@atosorigin.com

Camelot Selects Atos Origin as SAP Partner – 20/11/07

Atos Origin completed a smooth two-week transition of SAP Application Management services at Camelot and enters a multi-year services contract

London, 20 November 2007 - Atos Origin, an international IT services company, today announced that it has won a multi-year contract with Camelot Group plc, the operator of the UK National Lottery. Under the new contract Atos Origin will provide SAP Application Management services to help Camelot manage its SAP environment.

Atos Origin began working with Camelot on management and development of its SAP systems while Camelot was preparing its successful bid for the next UK lottery licence, submitted earlier this year. The SAP systems provide the back office for the lottery operator – financials, HR, payroll, Business Intelligence and CRM.

"Camelot's overriding purpose is to maximise returns to Good Causes in a socially responsible way, so we evaluated several suppliers in the SAP support arena, to ensure we got the most efficient and effective service possible" said Neil Kellar, Camelot IT Director. "We concluded that Atos Origin was best placed to assist us in meeting our medium and long-term objectives. Our confidence in Atos Origin has already been vindicated – they achieved the transition from the previous support package in just two weeks."

"This contract reinforces our position as a leading UK and Global SAP Applications management partner," said Paul Bray, Vice President of Enterprise at Atos Origin. "Camelot is widely-recognised as one of the most innovative and cost-effective lotteries in the world. Through our experienced team of dedicated experts we are committed to helping respected and innovative clients like Camelot maximise value from their SAP Investment and to drive their businesses forward."

Atos Origin UK is the current holder of SAP UK Partner of the Year for Partner Excellence, an award which recognises customer satisfaction and delivery excellence. The company has over 20 years' experience working with SAP solutions and was recently awarded a prized SAP Pinnacle award for Hosting and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver Partnership Initiative, a Special Expertise Partner for SAP MDM and has managed more than 1,500 implementations. The Atos Origin SAP practice has more than 4,500 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.

About Camelot

- Camelot Group plc is the licensed operator of The National Lottery® and is committed to raising money for the Good Causes designated by Parliament. Camelot is not responsible for distributing or awarding these funds
- To date, over £20 billion has been raised for the Good Causes by The National Lottery, and more than 280,000 individual awards have been made across the UK – the biggest programme of civic and social regeneration since the 19th Century. The National Lottery has given away over £29 billion in prizes and created more than 2,000 millionaires or multi-millionaires since launch in 1994
- Camelot runs one of the most cost-efficient lotteries in the world, with around 5% of total revenue taken in operating costs. At 40% of total sales (28% to the Good Causes and 12% in lottery duty to the Government), Camelot returns a higher proportion of lottery revenue back to society than any other lottery operator in the world. National Lottery retailers receive 5% of total revenue in commission, and 50% of sales is paid out to players in prizes
- Camelot is committed to the highest standards in player protection and social responsibility in both the retail and interactive environments. The National Lottery website, Sky Active and Play By Text services have been accredited by GamCare, the UK's national centre for information, advice and practical help regarding the social impact of gambling – while Camelot's approach to game design, test purchasing and retailer vigilance campaigns ensures player protection at retail. Camelot is ranked first in the leisure sector in Business in the Community's 2006 Corporate Responsibility Index

- For further information on Camelot, The National Lottery and its games, please visit the following websites: http://www.camelotgroup.co.uk/ and www.national-lottery.co.uk
- Players of all National Lottery games must be aged 16 or over
- The crossed fingers logo is the registered trademark of the National Lottery Commission.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information contact:
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

"Transforming Risk into a Performance Driver for Trucking Companies" Atos Origin Releases Groundbreaking Study With French Ministry of Ecology and Sustainable Development – 28/11/07

Paris, November 28, 2007 - Atos Origin, one of the world's leading international IT services companies, has capitalized on its in-depth analyses of the trucking industry to publish a major study with support from the French Ministry of Ecology and Sustainable Development. The book identifies deployment of IT solutions by small and medium-size trucking companies as a means to help them address their business, financial and environmental challenges.

As part of the French government's **Predit 3*** program, Atos Origin was selected to conduct research on the safety, security and traceability of overland freight transportation, working in conjunction with insurance company **Groupama Transport**. Given the clear benefits for the trucking industry of the study's insights and real-world solutions, the French Ministry of Ecology and Sustainable Development decided to fund its publication by **Economica**.

"The Ministry was very impressed with Atos Origin's innovative, educational approach to the issue of IT deployment by small trucking companies," **explains Michel Julien, freight transport project manager with the Ministry's DRAST** research bureau**. "The company presented IT as a solution not only to managing risks, but also to transforming risk management into a competitive advantage."

Publication of the joint study amply illustrates the ability of Atos Origin technology consulting teams in France to:

- Understand, identify and explain in lay terms the issues faced by an entire industry.
- Clearly describe how a company or business operates by creating a dynamic overview of its processes through real-life examples.
- Develop innovative analysis methods by applying a practical, business-oriented approach to performance and by describing the immediate operational impact of ICT deployment.

"We're extremely proud to see our technology consulting expertise recognized through the publication of this study," says **Thierry Pollier, Director of the Industry and Services Division at Atos Origin**. "It has enabled the team headed by **Atos Origin Senior Manager Jean-François Perrillat** to showcase our expertise in transportation and logistics, along with our intimate grasp of the most efficient ways to apply information and communications technologies, especially in the fast-expanding area of RFID radio frequency identification."

The ability to capture, process and report information has become critical to the sustainable competitiveness of trucking companies. Freight trucking is an increasingly complex and time-sensitive process, where the risk of disruption is ever-present. This makes automated processing and electronic data interchange absolutely indispensable to keep the supply chain up and running, both seamlessly and securely.

Smaller trucking companies face a number of persistent, growing threats, such as the steep rise in theft, ever-tighter traceability regulations, aggressive competition, customer pressure to deliver higher quality and congested roads. As the most vulnerable link in the supply chain, they can no longer afford to view ICTs as a necessary evil.

For a freight trucking company, deploying these technologies to ensure the safety, security and traceability of goods is a way not only of managing these risks, but more importantly, of creating a competitive advantage by enhancing their ability to deliver consistent performance and quality of service.

***Predit** is a French government research and testing program designed to drive innovation in the trucking industry. It was initiated and is being led by the French ministries that oversee research, transportation, the environment and industry, in conjunction with the ADEME environment and energy management agency and the OSEO innovation agency. National research agency ANR is also contributing funding for the program. By encouraging cooperation between the public and private sectors, the program aims to facilitate the emergence of more cost-effective, socially

responsible transportation systems that are safer, more energy efficient and, ultimately, more respectful of people and the environment. http://www.predit.prd.fr/predit3/homePage.fo

DRAST is the research, scientific and technical affairs bureau of the French Ministry of Ecology and Sustainable Development.

About Atos Origin

Atos Origin is one of the world's leading international information technology services companies. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total €5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Media contact: Anne de Beaumont + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

Venda selects Atos Origin Payment solutions to support aggressive expansion plans across Europe – 29/11/07

London, 29 November 2007 - Atos Worldline, an Atos Origin company and major European player in the processing of high-volume electronic transactions, is providing its Secure Internet Payment Service to Venda Limited, the European market leader for eCommerce solutions. The Atos Worldline solution is critical to Venda's pan European expansion plans providing direct links to all major European acquiring banks.

As a key part of their growth outside of the UK, Venda needed a reliable payment services provider that could offer direct links to all major acquiring banks initially in France, Germany, Belgium, Holland, with further links to Spain, Portugal and Eastern Europe in the near future.

With the new solution, Venda clients, who include Crabtree & Evelyn, Panasonic and The Body Shop, will be able to ensure secure internet and card holder not present transactions for their customers across Europe. Initial roll-out of the service will be to France, Germany, Belgium and Holland with plans to extend to Spain, Portugal and Eastern Europe shortly afterwards.

"*Atos Worldline demonstrated a core capability and proven track record in payment processing; a scaleable solution and the experience and expertise to deliver the service across Europe,*" said Dan Wagner, Chairman and CEO of Venda Ltd. "*All of which will ensure we have a payment infrastructure in place to offer our customers real benefit across Europe.*"

Under the three year contract Atos Worldline will deliver its Secure Internet Payment Service solution, providing Venda with a simple single interface that will give them payment services across Europe. This includes all major payment cards, local debit card processing in each country, ELV facilities in Germany and Mister Cash in Belgium.

"*We are delighted to be entering into a new business relationship with Venda and are extremely confident that our leading Secure Internet Payment Service can support Venda's rapid expansion plans across Europe,*" said Peter Phillips, Business Unit Director, Electronic Payments & Card Processing, Atos Worldline in the UK.

French leader since 1996, Atos Worldline SIPS (Secure Internet Payment Service) solution is a comprehensive on line payment solution. SIPS secures e-commerce as well as mail order and telesales. With over 13,000 equipped e-commerce sites in Europe, SIPS handles more than 10 million of transactions per month. PCI DSS certified by Visa & MasterCard since February 2006, SIPS offers a service with one of the highest levels of security currently available (data protection, SSL, 3D Secure, secured servers, PCI DSS).

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions. It specialises in end-to-end payment services including issuing, acquiring and developing payment technology solutions; card processing; CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About Venda Ltd

Venda delivers on-demand eCommerce to some of the world's leading retailers and manufacturers, including Crabtree & Evelyn, Hamleys, Panasonic, Pokémon, The Body Shop, Urban Outfitters and Xerox.

The Company's complete eCommerce platform combines flexibility, reliability and scalability with the operating advantages of an outsourced service. Multi-lingual and multi-currency capable, Venda's B2B, B2C and B2E solutions provide "best of the web" capabilities to mid-tier and Fortune 1000 companies.

Venda allows customers to reduce the risk, complexity and cost associated with eCommerce, while empowering business users and delivering unprecedented ROI. With offices in New York, London and Bangkok, the Company is managed by a team of eCommerce veterans with more than 20 years of experience in online businesses.

For media information, please contact:

Emilie Moreau
Atos Origin
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

Andy Houstoun
Venda:
Head of Marketing EMEA
Tel: 020 7070 7349
Email: andyhoustoun@venda.com

New GNER website makes ticket buying easier for millions of rail passengers – 30/11/07

First train operating company to launch its own online ticketing system

London, 30 November 2007 - GNER today (30 November) launched an innovative new website that makes rail ticket buying easier for millions of UK passengers. Incorporating a specially-developed ticket booking engine that is fast, intuitive and simple to use, the new 'gner.co.uk' website makes finding and buying the cheapest tickets for travel anywhere in the UK rail network easier than ever before.

GNER is the first train operating company in the UK to launch its own booking engine, leading a step-change in ticket retailing for the rail industry. The new website has been developed by GNER in partnership with international IT services company, Atos Origin, and user-design specialists, Flow Interactive.

GNER chief executive, Jonathan Metcalfe, said: "GNER's new website offers passengers a one-stop shop for planning rail travel which makes it easy to find and buy the best value rail fares on offer. Managing the website and booking engine in-house ensures GNER is able to offer a greatly improved online retailing channel and communicate much more effectively with its passengers."

Atos Origin's head of rail and bus, Tony Lacy, said: "Time and cost efficiency and increased passenger's choice, are critical in the travel industry. We are delighted to have worked with GNER to design and build an industry-leading e-solution that provides an enhanced online travel experience for GNER's customers, helping them to save time and money by planning their journey ahead."

For the first time, travellers can search for the best fares available by either train time, fare group or through a new 'lowest fares finder' tool which highlights the cheapest rail fare combination available for any given day of travel. Alternatively, passengers can look for the fares marked with a red star which have an exclusive 10% online discount and are only available at gner.co.uk.

New features on the website also include the option to reserve preferred seating options and bicycle spaces, information on each train service such as connections, catering and station stops en-route and new 'help bubbles' which guide users through each stage of journey planning. For the first time, users can apply for refunds or make changes to their journey online at any time of the day, rather than through the Web Support call centre.

The provision of real-time information on track maintenance work and unplanned disruption has also been improved to help passengers avoid journeys with delays. Improved content is organised in a manner that is easy to navigate and relevant for customers planning a rail journey, such as destination guides, timetables, exclusive partner discounts, a hotel booking service and reviews.

To meet DDA requirements, the website supports an alternative text-only version of the site which guides users through the booking process in a series of simple stages. It has also attained Web Accessibility Accreditation from The Shaw Trust, a charity which assesses the usability of websites for disabled users with its assistive technology testing method.

Moreover, the website is integrated with customer relationship management tools enabling GNER to monitor ticket sales, analyse buying patterns and segment customer types. As a result, the train operator is able to send information about new products, special offers and destinations that is relevant to each specific customer. The system is also designed to support new retailing initiatives for the future such as personalised home pages, mobile integration and print at home and mobile phone ticketing.

The website has already received praise from passenger watchdog, Passenger Focus. "The new GNER website will show passengers where the best deals are, allowing people to trade-off between the time they travel and the price they pay", said Guy Dangerfield, Passenger Focus manager, and continued: "This will make it much easier for passengers to get the best deal for their journey, taking advantage of often cracking-value advanced purchase tickets."

ENDS

Contact: GNER Press Office on 01904 523072 or 0131 550 2015.

Out of normal office hours (17.30 to 09.00 hours) please call 08700 005151 and ask for the duty press officer to be paged.

Visit the GNER Media Centre at http://www.gnermediacentre.co.uk/ for a full image library and press release archive.

Notes to editors

- The GNER website revamp has taken 18 months to develop.
- Over a third of GNER ticket sales are now from online bookings. In the last year, usage of gner.co.uk has grown by over 80%.
- A pilot version of the new booking engine was tested during October and November with over 7,500 customers purchasing tickets.
- Post-pilot research revealed that 73 per cent of customers felt that the new booking engine is an improvement on the old gner.co.uk version (previously powered by thetrainline.com).
- Over 80 per cent of customers found all elements of the booking process very or quite easy (with 48 per cent finding it very easy to use).
- On 9th December the website URL will change to nationalexpress.com to coincide with the start of a new East Coast Main Line rail franchise under National Express ownership.

About Gner

GNER operates 136 weekday train services along the East Coast Main Line, linking London King's Cross, the East Midlands, Yorkshire and Humberside, North East England and Scotland, carrying about 18 million passengers a year.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of Consulting, Systems Integration and Managed Operations. The Company's annual revenue is EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Insurer signs contracts with Atos Origin, Getronics PinkRoccade and KPN -03/12/07

Achmea outsources part of ICT

Zeist, 3 December 2007 - Achmea is to outsource the management of its ICT infrastructure, entering into long-term contracts with Atos Origin, Getronics PinkRoccade and KPN. A total of around 170 Achmea employees will be transferred to these companies. The three separate contracts, which run for five years, represent a combined value of more than € 415 million.

'This outsourcing of ICT will allow us to respond more rapidly to the changing demands of our customers. Outsourcing these activities will also guarantee the continuity, stability and reliability of Achmea's production processes,' says Paul Piebinga, Achmea Group IT Services Manager. 'Achmea aims to be the best, most customer-orientated and most innovative financial services provider in the Netherlands. These strategic objectives are supported by the targeted use of ICT systems.'

The three ICT service providers Atos Origin, Getronics PinkRoccade and KPN bring assurances of optimum availability and security of Achmea's automated production processes. There will also be the maximum standardisation of the ICT facilities for the datacentre, the individual workstation systems and the networks.

The strategic outsourcing of ICT takes the partnership which already exists among the various companies a step further, as Achmea had previously subcontracted parts of its ICT organisation to these service providers. This partnership has led to substantial cost reductions and greater efficiency and has boosted Achmea's innovative capacities. As a result of outsourcing, the insurer is also better placed to comply with the strict new financial reporting standards.

Getronics PinkRoccade
Getronics PinkRoccade will be looking after the management and further development of the workstation infrastructure and the development and implementation of the business applications within Achmea. The company will be providing workstation systems for Achmea's 20,000-plus staff at all the offices in the Netherlands. The contract between Achmea and Getronics PinkRoccade, which runs for five years, is worth € 120 million.

KPN
KPN will be responsible for providing all of Achmea's communication services, covering landlines, mobile communications and data networks. Security and call centre operation also form a substantial part of the contract. The contract between Achmea and KPN, which runs for five years, is worth € 150 million.

About Achmea
Achmea is the market leader in insurance in the Netherlands. Achmea's strength – with brands like Centraal Beheer Achmea, Interpolis, Zilveren Kruis Achmea, Avéro Achmea and FBTO – lies in the company's use of all distribution channels for marketing its products: Rabobank branches, independent intermediaries and direct sales (including online marketing). Achmea is part of the Eureko Group, a leading financial services organisation with activities in 12 European countries. Eureko employs 22,000 people, who together generated premium revenues of €14.3 billion in 2006.

About Getronics PinkRoccade
With sales of €1.2 billion in 2006, Getronics PinkRoccade (part of Getronics NV) is the largest ICT service provider in the Netherlands, supporting organisations in their efforts to improve performance by drawing out the best from their employees. Getronics PinkRoccade ensures that professionals receive optimum support in safely and effectively sharing information, whenever and wherever this is required to foster cooperation within the organisation, as well as with clients and partners. To this end Getronics PinkRoccade boasts the most complete portfolio of integrated ICT services on the market, for business organisations and government institutions alike. More than 10,500 staff enjoy the kind of freedom and scope for personal development which they may expect from the number one IT employer in the Netherlands. As at 23 October 2007 Getronics is

part of KPN.

About KPN
KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony, internet and TV services. To business customers, KPN delivers voice, internet and data services as well as fully-managed outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations and serves multiple customer segments in consumer as well as business markets.

As at 30 September 2007, KPN served 5.5 million wireline voice subscribers, 9.1 million mobile customers, 2.6 million Internet customers and 0.4 million TV customers in the Netherlands as well as 16.8 million mobile customers in Germany and Belgium. With more than 27.000 employees, KPN posted revenues of €8.9 billion, with an EBITDA of €3.7 billion in the period January–September 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

Atos Origin opens a new Offshore Center in Brazil – 05/12/07

São Paulo, 5 December 2007 - Atos Origin, an international IT services company, today announced the inauguration of its new Offshore Delivery Center in Curitiba, Brazil. That is a result of more than 15 years of commitment and successful business in Sao Paulo and Rio de Janeiro. The initiative supports Atos Origin's Transformation Plan focused on accelerating organic growth, improving efficiency and operating as a global company.

The new Offshore Delivery Center comprises the following services: Software Factory, Test Factory and Business Area Solutions to Telecom, Finance and Utilities verticals, beyond ERP demands.

The main goal of the new Offshore Center is to use an industrial methodology in systems development focusing on productivity, quality, accurate testing and costs reductions.

"The new Offshore Center shows the importance of Brazil in Atos Origin group's offshore strategy. From this moment on, companies with offshore demand may count on Brazil as a new option with quality, punctuality and good rates. Our clients can choose the best system development model, the complete one or though individual parts of the development chain", states Sergio Bartoletti, CEO of Atos Origin South America.

Atos Origin is present in Brazil since 1991, counting with 2,000 employees.

Atos Origin and NYSE Euronext announce agreement in principle on AEMS joint venture – 11/12/07

- NYSE Euronext to Re-internalise Management and Sales of its European Trading Platforms
- Atos Origin to Acquire AEMS Clearing & Settlement and Capital Markets Businesses

Paris, 11 December 2007 - Atos Origin (Euronext Paris: ATO), an international IT services company, and NYSE Euronext (NYSE Euronext: NYX) today announced their agreement in principle for NYSE Euronext to acquire the 50% stake in AtosEuronext Market Solutions (AEMS) owned by Atos Origin.

Upon successful completion of this transaction and subject to the prior information and consultation of all relevant employee representative bodies, NYSE Euronext would re-acquire ownership of the NSC cash trading and LIFFE CONNECT® derivatives trading platform technology and all of the management and development services surrounding these platforms as well as AEMS's third-party exchange technology business. Atos Origin would acquire the third-party Clearing & Settlement and Capital Markets businesses from AEMS.

Such transactions would result in a payment of €275 million (US$400 million) from NYSE Euronext to Atos Origin[1] and of €20 million (US$29 million) from Atos Origin to AEMS.

This agreement in principle follows a longstanding, successful relationship between Atos Origin and Euronext, and allows the two companies to focus on their core businesses, given recent trends in their respective industries. Both parties will extend their historical relationship, Atos Origin becoming NYSE Euronext's preferred supplier in integration and outsourcing IT services.

It is expected that the contemplated re-integration of the technology businesses within Atos Origin and NYSE Euronext will be completed by the end of the summer in 2008.

Philippe Germond, Chief Executive Officer of Atos Origin said, "*The agreement is very satisfactory for both parties, which will run IT activities that are core to their respective business. Atos Origin can thus turn to the future and pursue its strategy going forward to reinforce the company in businesses such as payment services in Europe where Atos Origin believes it has a role to play in the future.*"

Jean-François Théodore, Deputy Chief Executive Officer of NYSE Euronext said, "*Insourcing our technology gives us greater flexibility and a competitive advantage in a fast-moving exchange landscape where technology is key. Bringing the expertise of a large number of highly skilled IT personnel back in-house will enable us to better deliver on our commitments to provide our customers with more efficient trading services and to deliver IT synergies to our shareholders. We will also be able to continue our strategy of selling our state-of-the-art trading platforms to more exchanges around the world.*"

About NYSE-Euronext

NYSE Euronext, a holding company created by the combination of NYSE Group, Inc. and Euronext N.V., commenced trading on April 4, 2007. NYSE Euronext (NYSE Euronext: NYX) operates the world's largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges in six countries, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. Representing a combined $30.3 trillion/€21.3 trillion total market capitalization of listed companies and average daily trading value of approximately $139 billion/€103 billion (as of September 30, 2007), NYSE Euronext seeks to provide the highest standards of market quality and integrity, innovative products and services to investors, issuers, and all users of its markets.

[1] €275 million (US$400 million) represents 50% of the value of AEMS (€220 million, US$320 million) and 50% of the net cash position of AEMS (€55 million, US$80 million).

Atos Origin and Engineering have signed definitive agreements whereby Engineering will acquire the operations of Atos Origin in Italy

Paris, 11 December 2007 - Atos Origin, an international IT services company, and Engineering Ingegneria Informatica s.p.a, have signed definitive agreements whereby Engineering will acquire the operations of Atos Origin in Italy. The transaction price is EUR 45 million in cash and the closing is subject to antitrust approval.

The transaction will create an IT services leader in Italy. The companies will enter into an Alliance Agreement allowing both companies to serve their Italian and International customers via the global capacity created by the Alliance.

"By creating an IT services leader in Italy and through our Global Alliance Agreement we will be able to reinforce our capacities to deliver locally and globally high quality and innovative services to our customers." said together Philippe Germond, CEO of Atos Origin, and Michele Cinaglia, Chairman of Engineering.

Philippe Germond, CEO of Atos Origin, added: "This transaction clearly demonstrates our determination to manage our portfolio of assets. The disposal of Atos Origin activities in Italy will have an immediate positive effect on the Group's margin and organic growth."

DCMS awards Atos Origin new IT contract – 19/12/07

London, 19 December 2007 - Atos Origin, an international IT services company, today announced that it has signed a new seven year contract, worth £14 million with the Department for Culture, Media and Sports (DCMS) – the UK Government Department responsible for amongst other things, Government policy on the arts, sport, the National Lottery and the 2012 Olympic Games & Paralympic Games.

This new contract continues a 15 year relationship between Atos Origin and DCMS, during which, Atos Origin has designed, implemented and managed the IT infrastructure that supports the DCMS in its aim to improve the quality of life for all through cultural and sporting activities.

Under this new contract, Atos Origin will deliver and manage all IT infrastructure and services taking full advantage of the latest developments including lower energy technologies to enable a more sustainable IT infrastructure. Atos Origin will also manage all applications support and development, as well as the new Enterprise Content Management service that has been designed to improve knowledge management across the entire Department.

"Following a competitive tender, we selected Atos Origin because it demonstrated the solution that would best meet our needs and enable us to meet our strategic priorities as we aim to improve the cultural and sporting life for all," said Mark O'neill, CIO at DCMS. "We have worked with Atos Origin since 1993 and have been impressed by their commitment to deliver and their strong understanding of our business needs."

"We are delighted to have won this new contract with DCMS," said Anne Ware, head of Public Sector for Atos Origin in the UK. We are focussed on delivering a high quality service that will enable DCMS to meets its Public Sector commitments and future aspirations."

Atos Origin pursues pension scheme redesign in its UK operations – 24/12/07

Paris, 24 December 2007 - Atos Origin, an international IT services company, today announces that it has reached an agreement and signed a Memorandum of Understanding with the Trustees of its main defined benefit pension arrangements in the UK, mitigating the impact resulting from the application of the statutory funding objectives of the Pensions Act 2004.

This agreement in principle follows discussions engaged since early 2007 with the UK Trustees to redesign employee benefits, as stated in the half-year report at the end of June 2007.

This agreement, subject to the formal amendment of individual scheme's rules, would lead to:

- replace company defined benefit schemes by defined contribution schemes as of April 2008
- improve the conditions of the defined contribution schemes for all UK employees therefore reinforcing the market competitiveness of the Atos Origin pension schemes

As a result, out of the net pension provision of EUR 220 million held in Atos Origin consolidated accounts in respect of the schemes concerned by this agreement,

- the Group has agreed to accelerate the funding of the existing pension deficit by EUR 71 million in 2008, which will result in an increase in plan assets as reported by the Group in its accounts and thus a decrease of corresponding provisions, at current market conditions.
- existing UK defined benefit obligations will be simplified and clarified which is expected to further reduce pensions liabilities reported by the Group in its accounts by approximately EUR 80 million.

The Group will continue in the future the implementation of its strategy to substitute defined benefits schemes by defined contributions.

END